UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
____________________________

For the quarterly period ended March 31, 2007

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

INDEX

PART I:  FINANCIAL INFORMATION                         PAGE

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2007, the related consolidated statements of income for the three months ended March 31, 2007 and 2006, and the related consolidated statements of cash flows for the three months ended March 31, 2007 and 2006. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein), and in our report dated March 12, 2007, except for Note 22(c), as to which the date is April 17, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada, May 25, 2007	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2007	2006
	$	$

REVENUES	583,016	525,996
OPERATING EXPENSES
Voyage expenses	123,560	133,611
Vessel operating expenses	97,441	53,224
Time-charter hire expense	98,501	104,424
Depreciation and amortization	79,263	50,484
General and administrative	58,797	40,260
Gain on sale of vessels	-	(607)
Restructuring charge	-	1,887
Total operating expenses	457,562	383,283
Income from vessel operations	125,454	142,713
OTHER ITEMS
Interest expense	(60,383)	(36,758)
Interest income	16,168	12,101
Foreign exchange loss	(5,888)	(11,464)
Minority interest expense	(5,640)	(1,264)
Other - net (note 12)	6,664	(3,624)
Total other items	(49,079)	(41,009)
Net income (note 13)	76,375	101,704

Per common share amounts
- Basic earnings (note 15)	1.04	1.41
- Diluted earnings (note 15)	1.02	1.35
- Cash dividends declared	0.2375	0.2075
Weighted average number of common shares (note 15)
- Basic	73,129,585	72,153,868
- Diluted	74,545,165	75,230,591
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
	As at March 31, 2007 $	As at December 31, 2006 $
ASSETS
Current Cash and cash equivalents (note 7)	370,714	343,914
Restricted cash - current (note 8)	99,509	64,243
Accounts receivable	194,788	191,963
Vessels held for sale (note 11)	88,789	20,754
Net investment in direct financing leases - current	22,183	21,926
Prepaid expenses	66,082	78,495
Other assets	46,078	25,845
Total current assets	888,143	747,140
Restricted cash (note 8)	666,687	615,749
Vessels and equipment (note 7) At cost, less accumulated depreciation of $922,958 (December 31, 2006 - $859,014)	4,349,666	4,271,387
Vessels under capital leases, at cost, less accumulated depreciation of $50,042 (December 31, 2006 - $42,609) (note 8)	956,912	654,022
Advances on newbuilding contracts (note 10)	366,092	382,659
Total vessels and equipment	5,672,670	5,308,068
Net investment in direct financing leases	83,472	86,470
Investment in joint ventures (note 10)	124,727	124,295
Other assets	464,524	304,477
Intangible assets - net (note 5)	274,035	280,559
Goodwill (note 5)	266,718	266,718
Total assets	8,440,976	7,733,476
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	57,600	69,593
Accrued liabilities	210,628	241,495
Current portion of long-term debt (note 7)	228,642	218,281
Current obligation under capital leases (note 8)	152,365	150,762
Current portion of in-process revenue contracts (note 5)	93,887	93,938
Total current liabilities	743,122	774,069
Long-term debt (note 7)	3,301,807	2,943,265
Long-term obligation under capital leases (note 8)	719,270	407,375
Derivative instruments	55,173	52,139
Deferred income taxes	70,738	72,393
Asset retirement obligation	21,629	21,215
In-process revenue contracts (note 5)	294,402	317,835
Other long-term liabilities	157,848	162,560
Total liabilities	5,363,989	4,750,851
Commitments and contingencies (notes 8, 10 and 14)
Minority interest	456,118	454,403
Stockholders’ equity Capital stock (note 9)	607,364	588,651
Additional paid-in capital (note 9)	8,383	8,061
Retained earnings	1,998,871	1,943,397
Accumulated other comprehensive income (loss) (note 14)	6,251	(11,887)
Total stockholders’ equity	2,620,869	2,528,222
Total liabilities and stockholders’ equity	8,440,976	7,733,476

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
	Three Months Ended March 31,
	2007	2006
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	76,375	101,704
Non-cash items:
Depreciation and amortization	79,263	50,484
Amortization of in-process revenue contracts	(23,484)	-
Gain on sale of vessels and equipment	-	(607)
Gain on sale of marketable securities	(1,817)	-
Loss on repurchase of bonds	-	375
Equity income (net of dividends received: March 31, 2007 - $nil; March 31, 2006 - $2,500)	1,595	1,355
Income tax expense (recovery)	(4,082)	3,784
Employee stock option compensation	2,225	2,011
Unrealized foreign exchange loss (gain) and other - net	20,329	14,536
Change in non-cash working capital items related to operating activities	(50,890)	(62,330)
Expenditures for drydocking	(12,567)	(1,663)
Net operating cash flow	86,947	109,649
FINANCING ACTIVITIES
Proceeds from long-term debt	591,329	449,252
Capitalized loan costs	(2,547)	(2,459)
Scheduled repayments of long-term debt	(9,549)	(3,809)
Prepayments of long-term debt	(218,000)	(194,375)
Repayments of capital lease obligations	(2,185)	(2,448)
Repayment of loan from joint venture partner	(3,653)	-
Increase in restricted cash	(81,078)	(398,477)
Net proceeds from sale of Teekay Offshore Partners L.P. units (note 4)	(1,449)	-
Distribution by subsidiaries to minority owners	(5,724)	(4,745)
Issuance of common stock upon exercise of stock options (note 9)	16,750	1,517
Repurchase of common stock (note 9)	(3,035)	(147,824)
Cash dividends paid	(17,344)	(15,058)
Net financing cash flow	263,515	(318,426)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(187,883)	(84,399)
Proceeds from sale of vessels and equipment	-	312,972
Purchase of marketable securities	(88,233)	-
Proceeds from sale of marketable securities	12,782	-
Purchase of Petrojarl ASA (note 3)	(805)	-
Investment in joint ventures	(1,253)	(2,664)
Loan to joint ventures	(61,601)	-
Investment in direct financing leases	(1,725)	(1,609)
Repayment of direct financing leases	5,056	4,496
Net investing cash flow	(323,662)	228,796
Increase in cash and cash equivalents	26,800	20,019
Cash and cash equivalents, beginning of the period	343,914	236,984
Cash and cash equivalents, end of the period	370,714	257,003

Non-cash investing and financing activities (note 6b)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Shipping Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. In the opinion of management, these financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company’s offshore segment consists of shuttle tankers, floating production storage and offloading (or FPSO) units and floating storage and offtake (or FSO) units. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of liquefied natural gas (or LNG) carriers and liquefied petroleum gas (or LPG) carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three months ended March 31, 2007 and 2006:
Three months ended March 31, 2007	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues - external	248,875	44,589	37,477	252,075	583,016
Voyage expenses	28,726	560	5	94,269	123,560
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation and amortization	45,722	8,468	10,794	14,279	79,263
General and administrative (1)	25,506	4,476	5,199	23,616	58,797
Income from vessel operations	44,890	15,558	15,021	49,985	125,454

Revenues - intersegment		2,340			2,340

Three months ended March 31, 2006	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $

Revenues - external	149,973	44,438	24,958	306,627	525,996
Voyage expenses	22,703	425	4	110,479	133,611
Vessel operating expenses	23,399	10,944	4,233	14,648	53,224
Time-charter hire expense	45,769	4,152	-	54,503	104,424
Depreciation and amortization	21,184	8,149	7,956	13,195	50,484
General and administrative (1)	10,431	3,854	3,635	22,340	40,260
Gain on sale of vessels	(105)	-	-	(502)	(607)
Restructuring charge	-	-	-	1,887	1,887
Income from vessel operations	26,592	16,914	9,130	90,077	142,713

Revenues - intersegment		1,133			1,133

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	As at March 31, 2007 $	As at December 31, 2006 $

Offshore segment	3,153,851	3,081,177
Fixed-rate tanker segment	690,941	678,033
Liquefied gas segment	2,563,023	2,104,525
Spot tanker segment	1,150,740	1,116,145
Cash and restricted cash	377,640	352,607
Accounts receivable and other assets	504,781	400,989
Consolidated total assets	8,440,976	7,733,476

3.	Acquisition of Petrojarl ASA

During the third quarter of 2006, the Company acquired 43% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. As required by Norwegian law, after acquiring 40% of Petrojarl's outstanding shares, on September 18, 2006, the Company launched a mandatory bid for Petrojarl's remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006. Shares acquired from the mandatory bid and other shares acquired on the open market during the fourth quarter of 2006 increased the Company’s ownership interest in Petrojarl to 65% by December 31, 2006. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. The total purchase price of $536.8 million was paid in cash and was financed through a combination of bank financing and cash balances.

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters two shuttle tankers and one FSO unit from the Company. The combination of Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSO units, and Teekay’s global marine operations and extensive customer network, positions the Company to competitively pursue new FPSO projects. This has contributed to the recognition of goodwill.

The acquisition of Petrojarl has been accounted for using the purchase method of accounting, based upon estimates of fair value. Certain of these estimates of fair value are preliminary and are subject to further adjustment. Petrojarl’s operating results are reflected in the consolidated financial statements from October 1, 2006, the designated effective date of acquisition.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at October 1, 2006.
At October 1, 2006 $
ASSETS
Cash, cash equivalents and short-term restricted cash	73,238
Other current assets	48,760
Vessels and equipment	1,249,253
Other assets - long-term	21,486
Intangible assets subject to amortization: Customer relationships (weighted-average useful life of 15.3 years)	49,870
Goodwill (offshore segment)	95,465
Total assets acquired	1,538,072
LIABILITIES
Current liabilities	60,125
Long-term debt	325,000
Asset retirement obligation	20,831
In-process revenue contracts	434,177
Other long-term liabilities	56,822
Total liabilities assumed	896,955
Minority interest	104,337
Net assets acquired (cash consideration)	536,780

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The following table shows comparative summarized consolidated pro forma financial information for the Company for the three months ended March 31, 2006, giving effect to the acquisition of 65% of the outstanding shares in Petrojarl as if it had taken place on January 1, 2006:

Pro Forma
Three Months Ended
March 31, 2006
(unaudited)
$

Revenues	614,918
Net income	107,146
Earnings per share
- Basic	1.48
- Diluted	1.42

4.	Public Offering of Teekay Offshore Partners L.P.

On December 19, 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering (or IPO) of 8.1 million common units at a price of $21.00 per unit. As a result, the Company recorded a $101.8 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units in the IPO.

The proceeds received from the public offering and the use of those proceeds, are summarized as follows:

Proceeds received:	IPO $
Sale of 8,050,000 common units at $21.00 per unit	169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees.	11,088
Professional fees and other offering expenses to third parties	2,700
Repayment of note payable to Teekay Shipping Corporation.	155,262
169,050

Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Immediately after the IPO, Teekay Offshore owned 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four FSO vessels, and nine conventional Aframax tankers. All of OPCO’s vessels operate under long-term, fixed-rate contracts. Teekay indirectly owns the remaining 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

In connection with the public offering in May 2005 of Teekay LNG Partners L.P. (or Teekay LNG), the Company entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the IPO to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

5.	Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The carrying amount of goodwill the Company’s reporting segments is as follows:

	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Other $	Total $
Balance as of March 31, 2007 and December 31, 2006	226,369	3,648	35,631	-	1,070	266,718

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Intangible Assets

As at March 31, 2007, the Company’s intangible assets consisted of:

	Weighted- Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(60,844)	63,406
Time-charter contracts	19.2	182,552	(24,770)	157,782
Customer relationships	15.3	49,870	(1,670)	48,200
Intellectual property	7.0	9,588	(4,941)	4,647
	15.3	366,260	(92,225)	274,035

As at December 31, 2006, the Company’s intangible assets consisted of:

	Weighted- Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(57,825)	66,425
Time-charter contracts	19.2	182,552	(22,488)	160,064
Customer relationships	15.3	49,870	(835)	49,035
Intellectual property	7.0	9,588	(4,553)	5,035
	15.3	366,260	(85,701)	280,559

Aggregate amortization expense of intangible assets for the three months ended March 31, 2007 and 2006 was $6.5 million and $5.6 million, respectively. Amortization of intangible assets for the next five years is expected to be $18.5 million (remainder of 2007), $24.1 million (2008), $23.1 million (2009), $20.9 million (2010) and $19.5 million (2011).

In-Process Revenue Contracts

As part of the Petrojarl acquisition, the Company assumed certain FPSO service contracts which have terms that are less favourable than the terms that could have been realized in a market transaction at that time. The Company has estimated the fair value of these FPSO contracts and recognized a liability of approximately $434.2 million on the Petrojarl acquisition date. The Company is amortizing this liability over the remaining firm period of the contracts, on a weighted basis, based on the projected revenue to be earned under the contracts. The valuation of these FPSO contracts as of October 1, 2006, is preliminary and subject to further adjustment.

Amortization of in-process revenue contracts for the three months ended March 31, 2007 was $23.5 million. Assuming that finalization of the contract valuations does not result in any valuation adjustments, amortization for the next five years is expected to be $70.4 million (remainder of 2007), $93.7 million (2008), $72.7 million (2009), $71.0 million (2010) and $37.1 million (2011).

6.	Supplemental Cash Flow Information

a)	Cash interest paid by the Company during the three months ended March 31, 2007 and 2006 totaled approximately $71.7 million and $36.3 million, respectively.

b)
During the three months ended March 31, 2007, the Company took delivery of two leased LNG carriers that are being accounted for as capital leases. As at March 31, 2007, the present value of the minimum lease payments for these vessels was $310.6 million. These transactions were treated as non-cash transactions in the Company’s consolidated statement of cash flows.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

7. Long-Term Debt
	March 31,	December 31,
	2007	2006
	$	$
Revolving Credit Facilities	1,605,000	1,448,000
Senior Notes (8.875%) due July 15, 2011	262,266	262,324
U.S. Dollar-denominated Term Loans due through 2019	1,213,870	1,004,759
EURO-denominated Term Loans due through 2023	413,764	411,319
USD-denominated Unsecured Demand Loan	35,549	35,144
	3,530,449	3,161,546
Less current portion	228,642	218,281
Total	3,301,807	2,943,265

As at March 31, 2007, the Company had eight long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $2,999.8 million, of which $1,394.8 million was undrawn. Interest payments are based on LIBOR plus margins. At March 31, 2007, the margins ranged between 0.5% and 1.15% and the three-month LIBOR was 5.35%. The amount available under the Revolvers reduces by $269.9 million (2007), $226.0 million (2008), $232.9 million (2009), $240.2 million (2010), $425.5 million (2011) and $1,605.3 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 55 of the Company’s vessels, together with other related collateral, and are guaranteed by Teekay or its subsidiaries.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

The Company has twelve U.S. Dollar-denominated term loans outstanding, which, as at March 31, 2007, totaled $1,213.9 million. Certain of the term loans with a total outstanding principal balance of $494.9 million, as at March 31, 2007, bear interest at a weighted-average fixed rate of 5.09%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2007, the margins ranged between 0.3% and 1.0% and the three-month LIBOR was 5.35%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of the applicable newbuilding vessel, and nine of them also have balloon repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 26 of the Company’s vessels, together with certain other related collateral. In addition, all but $110.3 million of the outstanding term loans are guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2007 totaled 309.8 million Euros ($413.8 million). The Company used the loans in financing capital leases for two vessels. The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2007, the margins ranged between 1.1% and 1.3% and the one-month EURIBOR was 3.86%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses during the three months ended March 31, 2007 and 2006 of $5.9 million and $11.5 million, respectively.

The Company has one U.S. Dollar-denominated demand loan outstanding owing to a joint venture partner, which, as at March 31, 2007, totaled $35.5 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commence February 2008. The loan is repayable on demand no earlier than February 27, 2027.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free liquidity be maintained. As at March 31, 2007 and December 31, 2006, this amount was $100 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at March 31, 2007 and December 31, 2006, this amount was $187.7 million and $173.4 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

8.	Capital Leases and Restricted Cash

Capital Leases

Suezmax Tankers. As at March 31, 2007, the Company was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at March 31, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $244.0 million, including imputed interest of $24.0 million, repayable as follows:

Year	Commitment
2007	$ 138.8 million
2008	8.6 million
2009	8.5 million
2010	88.1 million

RasGas II LNG Carriers. As at March 31, 2007, the Company was a party to 30-year capital lease arrangements for the three LNG carriers that operate under time charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG carrier capital leases include the Company’s joint venture partner’s 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Payments under the lease arrangements are predicated on the basis of tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments so as to maintain its agreed after-tax margin. However, the Company may terminate the lease arrangements at any time. In the event of a termination of the lease arrangements, the Company would be obliged to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Company’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 14). As at March 31, 2007, the commitments under these capital leases approximated $1,114.2 million, including imputed interest of $645.7 million, repayable as follows:

Year	Commitment
2007	$ 17.0 million
2008	$ 24.0 million
2009	$ 24.0 million
2010	$ 24.0 million
2011	$ 24.0 million
Thereafter	$ 1,001.2 million

Spanish-Flagged LNG Carriers. As at March 31, 2007, the Company was a party to a capital lease on one LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At the inception of this lease, the implicit interest rate was 5.8%. As at March 31, 2007, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($220.4 million), including imputed interest of 28.0 million Euros ($37.3 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($31.1 million)
2008	24.4 million Euros ($32.6 million)
2009	25.6 million Euros ($34.2 million)
2010	26.9 million Euros ($35.9 million)
2011	64.8 million Euros ($86.6 million)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

FPSO Units. As at March 31, 2007, the Company was a party, as a lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, the Company has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed the Company’s liability for making the periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

The Defeased Rental Payments for the Petrojarl Foinaven are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. Because interest rates currently are below 8% per annum, the Company has recorded a liability equal to the fair value of the future additional required rental payments, which will be amortized into earnings using the effective interest rate method. As at March 31, 2007, the unamortized liability was $18.4 million.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases. The United Kingdom’s Inland Revenue has challenged the accelerated rate at which tax depreciation is deductible by the lessor for the Petrojarl Foinaven. The Company believes that GBP 19.5 million (or approximately $38.4 million) represents a worst case scenario for this liability for this indemnification, and that GBP 13.0 million (or $25.5 million) is the most likely outcome, which the Company has accrued.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a loan from the Company’s joint venture partner (see Note 7). The interest rates earned on the deposits approximate the interest rate implicit in the applicable leases.

As at March 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG carriers was $564.1 million and $481.9 million respectively. The Company used existing long-term financing arrangements to fund these restricted cash deposits. As at March 31, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at March 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the Spanish-Flagged LNG Carrier was 140.8 million Euros ($188.0 million) and 139.0 million Euros ($183.5 million), respectively. As at March 31, 2007 and December 31, 2006, the weighted-average interest rate earned on these deposits was 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $14.1 million and $14.5 million as at March 31, 2007 and December 31, 2006, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

9.	Capital Stock

The authorized capital stock of Teekay at March 31, 2007 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the three months ended March 31, 2007, the Company issued 0.8 million shares upon the exercise of stock options, and repurchased 60,000 shares for a total cost of $3 million. As at March 31, 2007, Teekay had 73,620,146 shares of Common Stock, and no shares of Preferred Stock issued and outstanding.

During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. As at March 31, 2007, Teekay had repurchased 16,980,100 shares of Common Stock subsequent to such authorizations at an average price of $41.64 per share, for a total cost of $707.1 million. The total remaining share repurchase authorization at March 31, 2007 was approximately $97.9 million.

As at March 31, 2007, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 7,036,492 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. The options under the Plans have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between June 13, 2007 and March 13, 2017, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the three months ended March 31, 2007 is as follows:

	Options (000’s) #	Weighted-Average Exercise Price $

Outstanding at December 31, 2006	4,405	28.78
Granted	840	51.40
Exercised	(836)	20.07
Forfeited	(39)	32.48
Outstanding at March 31, 2007	4,370	34.76

Exercisable at March 31, 2007	2,656	27.56

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2007 was $13.72 per option. As at March 31, 2007, the intrinsic value of the outstanding stock options and exercisable stock options was $84.6 million and $70.5 million, respectively.

A summary of the Company’s non-vested stock option activity and related information for the three months ended March 31, 2007 is as follows:
	Options (000’s) #	Weighted-Average Grant Date Fair Value $

Non-vested at December 31, 2006	1,654	12.05
Granted	840	13.72
Vested	(753)	11.83
Forfeited	(28)	12.35
Non-vested at March 31, 2007	1,713	12.96

As of March 31, 2007, there was $20.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $7.5 million (remainder of 2007), $7.7 million (2008), $4.3 million (2009) and $0.7 million (2010).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007 and 31% in 2006, expected life of five years, dividend yield of 2.0% in 2007 and 2.0% in 2006, and risk-free interest rate of 4.5% in 2007 and 4.8% in 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at March 31, 2007, the Company had 193,043 remaining restricted stock units outstanding that were awarded in March 2005 as incentive-based compensation. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the March 31, 2007 share price of $54.11 per share, these restricted stock units had a notional value of $10.4 million and will vest on November 30, 2007. Upon vesting, 36,152 of the restricted stock units will be paid to the grantees in the form of cash, and 156,891 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay’s Common Stock, at the election of the grantee. Shares of Teekay's Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. During March 2007, 193,544 restricted stock units with a market value of $10.0 million vested and that amount was paid to grantees in cash. During the three months ended March 31, 2007, the Company recorded an expense of $4.7 million ($2.9 million - three months ended March 31, 2006), related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

During March 2007, the Company granted 14,370 shares of restricted stock awards with a fair value of $0.7 million, based on the quoted market price, to certain of the Company’s Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

10.	Commitments and Contingencies

a) Vessels Under Construction

As at March 31, 2007, the Company was committed to the construction of two Aframax tankers, ten Suezmax tankers, one product tanker, three LPG carriers and two shuttle tankers scheduled for delivery between May 2007 and October 2010, at a total cost of approximately $1.2 billion, excluding capitalized interest. As at March 31, 2007, payments made towards these commitments totaled $256.5 million, excluding $16.8 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $827.3 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $97.0 million through incremental debt or surplus cash balances, or a combination thereof. As at March 31, 2007, the remaining payments required to be made under these newbuilding contracts were $73.7 million in 2007, $388.6 million in 2008, $278.4 in 2009 and $183.6 million in 2010.

As at March 31, 2007, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner’s 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at March 31, 2007, payments made towards these commitments totaled $82.3 million, excluding $10.4 million of capitalized interest and other miscellaneous construction costs and long-term financing arrangements existed for the remaining $294.6 million unpaid cost of these LNG carriers. As at March 31, 2007, the remaining payments required to be made under these contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier. The purchase price, which is dependent upon the total construction costs of the vessels, is estimated to be $60.0 million.

b) Vessel Purchases and Conversions

In February 2006, the Company announced that it had been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A. (or Petrobras). In connection with these contracts, the Company has exercised the purchase option on a 2000-built Aframax tanker that previously traded as part of the Company’s spot rate chartered-in fleet and has acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers during the first half of 2007. The total purchase price for these two vessels, including conversion costs, is approximately $176.3 million. As of March 31, 2007, the Company had paid $156.3 million of such amount, and long-term financing arrangements existed for $20.0 million of the unpaid cost of these vessels. Pursuant to existing agreements, the Company is obligated to offer these two vessels to Teekay Offshore within one year of each vessel’s delivery. The third vessel is a 2003-built Suezmax shuttle tanker in Teekay Offshore’s shuttle tanker fleet that commenced operation under its contracts in July 2006.

In September 2006, the Company was awarded a two-year contract by Petrobras, beginning 2008, to supply an FPSO unit for the Siri project in Brazil. Petrobras has options to extend the contract up to an additional year. In connection with this contract, the Company has acquired a 1981-built single hull tanker, which will be converted to an FPSO unit during 2007. The conversion costs are estimated to be $140.0 million. As of March 31, 2007, the Company had paid $41.8 million of such amount and long-term financing arrangements existed for $98.2 million of the unpaid cost.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

c) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company has entered into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at March 31, 2007, payments made towards these commitments by the joint venture company totaled $551.8 million (of which the Company’s 40% contribution was $220.7 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $449.8 million unpaid cost of these LNG carriers. As at March 31, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $249.5 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier. The purchase price, which is dependent upon the total construction costs of the vessels, is estimated to be $80.0 million.

d) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the VIP’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the VIP award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the three months ended March 31, 2007 and 2006, the Company accrued $1.4 million and $3.9 million, respectively, of VIP contributions, which are included in general and administrative expenses.

e) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants will be leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the first half of 2007 at a total cost of approximately $105.3 million. As at March 31, 2007, the Company had made payments towards these commitments of approximately $96.1 million and the remaining payments required to be made towards these commitments were $9.2 million.

The Company has entered into indemnification agreements with certain of its officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure for certain indemnification agreements and may enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

11.	Vessel Sales

a)  During December 2006, the Company entered into an agreement to sell a 1987-built shuttle tanker. The Company expects to record a gain of approximately $10 million relating to the sale upon its delivery in the second quarter of 2007. The vessel, which is a part of the Company’s offshore segment, had a net book value of $26.1 million at March 31, 2007. This vessel is included on the March 31, 2007 balance sheet under vessels held for sale.

b)  During March 2007, the Company entered into an agreement to sell two Aframax tankers and charter them back for a period of five years. The Company expects to realize a gain of approximately $25 million, which will be deferred and amortized over five years. The vessels, which are included in the Company’s spot tanker segment, had a net book value of $62.7 million at March 31, 2007. The vessels are included on the March 31, 2007 balance sheet under vessels held for sale.

12.	Other - net
	Three Months Ended
	March 31, 2007 $	March 31, 2006 $
Equity income (loss) from joint ventures	(1,595)	1,145
Loss on bond redemption	-	(375)
Income tax recovery (expense)	4,082	(3,784)
Loss on expiry of options to construct LNG carriers	-	(3,102)
Volatile organic compound emissions lease income	2,773	2,654
Miscellaneous	1,404	(162)
Other - net	6,664	(3,624)

13.	Comprehensive Income

	Three Months Ended
	March 31, 2007 $	March 31, 2006 $
Net income	76,375	101,704
Other comprehensive income:
Unrealized gain on marketable securities	7,853	2,265
Unrealized gain on derivative instruments	13,860	60,595
Reclassification adjustment for (gain) loss on derivative instruments included in net income	(1,759)	2,947
Reclassification adjustment for gain on sale of marketable securities included in net income	(1,817)	-
Comprehensive income	94,512	167,511

14.	Derivative Instruments and Hedging Activities

With the exception of forward freight agreements, the Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at March 31, 2007, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 2,683.2 million, Canadian Dollars 22.1 million, Euros 35.4 million, Australian Dollars 4.5 million, British Pounds 28.5 million and Singapore Dollars 11.0 million for U.S. Dollars at an average rate of Norwegian Kroner 6.31 per U.S. Dollar, Canadian Dollar 1.17 per U.S. Dollar, Euro 0.76 per U.S. Dollar, Australian Dollar 1.40 per U.S. Dollar, British Pound 0.53 per U.S. Dollar and Singapore Dollar 1.51 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $373.4 million in 2007; $167.7 million in 2008; and $28.2 million in 2009. In addition, certain of the Company’s forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at March 31, 2007, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	491,314	23,184	29.8	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,505,634	5,987	8.7	5.1
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,127,536	(515)	10.9	5.1

LIBOR-Based Restricted Cash Deposits:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	468,293	(30,114)	29.8	4.8

EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	413,764	18,198	17.2	3.8
_____________________________________________________________________________

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2007 ranged from 0.3% to 1.3%.

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2007 ($443.0 million), 2008 ($151.0 million), 2009 ($333.5 million) and 2010 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($93.6 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 309.8 million Euros.

During May 2006, the Company sold two swaptions for $2.4 million which will be amortized into earnings over the term of the swaptions. These options, if exercised by the holders, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. The terms of these swaptions are as follows:

Interest Rate Index	Principal Amount (1) $	Start Date	Remaining Term (years)	Fixed Interest Rate (%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	125,000	May 15, 2007(2)	12.0	4.0
_____________________________________________________________________________

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($125.0 million).
(2)	The holder did not exercise the option, which expired on May 15, 2007.

The Company hedges certain of its revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at March 31, 2007, the Company was committed to forward freight agreements totalling 0.9 million metric tonnes with a notional principal amount of $13.7 million. The forward freight agreements expire between April 2007 and December 2008.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2007, the Company was committed to contracts totalling 34,107 metric tonnes with a weighted-average price of $303.03 per tonne. The fuel swap contracts expire between April and December 2007.

The Company is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter-parties.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

During the three months ended March 31, 2007 and 2006 the Company recognized a net gain of $0.1 million and $0.2 million, respectively, relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other income, respectively.

As at March 31, 2007 and December 31, 2006, the Company’s accumulated other comprehensive income (loss) consisted of the following components:

	March 31, 2007 $	December 31, 2006 $

Unrealized loss on derivative instruments	(5,385)	(17,487)
Unrealized gain on marketable securities	11,636	5,600
	6,251	(11,887)

15.	Earnings Per Share
	Three Months Ended
	March 31, 2007 $	March 31, 2006 $
Net income available for common stockholders	76,375	101,704

Weighted-average number of common shares	73,129,585	72,153,868
Dilutive effect of employee stock options and restricted stock awards	1,415,580	1,622,333
Dilutive effect of Equity Units	-	1,454,390
Common stock and common stock equivalents	74,545,165	75,230,591

Earnings per common share:
- Basic	1.04	1.41
- Diluted	1.02	1.35

For the three months ended March 31, 2007 and 2006, the anti-dilutive effect of 1.4 million shares and 1.6 million shares, respectively, attributable to outstanding stock options were excluded from the calculations of diluted earnings per share.

16.	Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Company adopted FIN 48 as of January 1, 2007. As a result of this implementation, the Company recognized a $1.2 million increase to its current tax liabilities and a $1.2 million decrease to retained earnings. As of January 1, 2007 and March 31, 2007, the Company did not have any material accrued interest and penalties relating to income taxes.

As of January 1, 2007 and March 31, 2007, the Company had unrecognized tax benefits of 3.4 million Euro ($4.6 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and thus the Company expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Company will receive a refund for the amount of the credit which will be reflected as a tax recovery in the period of approval.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2002 through 2006 remain open to examination by the major taxing jurisdictions to which the Company is subject.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

17.	Subsequent Events

a)
On April 17, 2007, the Company, A/S Dampskibsselskabet TORM (or TORM), and OMI Corporation (or OMI) announced that the Company and TORM had entered into a definitive agreement to acquire the outstanding shares of OMI. The agreement was unanimously approved by OMI’s Board of Directors. OMI is a major international owner and operator of tankers, with a fleet aggregating approximately 3.5 million deadweight tonnes and comprised of 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, OMI has 2 product carriers under construction, which will be delivered in 2009.

    Under the agreement, OMI shareholders will receive $29.25 in cash for each share of OMI common stock they hold. The Company and TORM will equally split the total cost of the transaction of approximately $2.2 billion, including assumed net debt and transaction costs. The Company will fund its portion of the acquisition with a combination of cash on hand, existing revolving credit facilities and a new $700 million credit facility.

Teekay and TORM commenced a tender offer to the OMI shareholders on April 27, 2007. This tender offer expired on May 25, 2007 and shareholders representing approximately 83.5% of OMI’s outstanding shares accepted the tender offer. Teekay and TORM commenced a subsequent tender offer period for all remaining OMI shares, which is set to expire on June 5, 2007. The transaction is expected to close during the second quarter of 2007.

    Upon closing, the Company and TORM have agreed to divide the assets of OMI equally between the companies. The Company will acquire OMI's Suezmax operations and eight product tankers, and TORM will acquire the remaining product tankers, 26 in total.

b)
On April 17, 2007, the Company announced its intention to create a new publicly-listed entity for its conventional tanker business (or Teekay Tankers). It is anticipated that Teekay Tankers will initially own a portion of the Company’s conventional tanker fleet. It is also expected that Teekay Tankers will grow through the acquisition of conventional tanker assets from third parties and from the Company, which may include the vessels to be acquired by the Company from its planned acquisition of 50 percent of OMI Corporation.

    The Company expects to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second  half of 2007.

c)
During May 2007, Teekay’s subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) sold, as part of a follow-on public offering, 2.3 million of its common units, which represents limited partner interests, at $38.13 per unit for proceeds of $84.2 million, net of $3.6 million of commissions and other expenses associated with the offering. Teekay contributed $1.8 million to Teekay LNG to maintain its 2% general partner interest.

Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 345,000 units to cover over-allotments, if any.

After the closing of the offering, Teekay owned a 63.7% interest in Teekay LNG, including common units, subordinated units and its general partner interest. This ownership interest will be reduced to approximately 63.1% if the underwriters exercise their over-allotment option in full.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
March 31, 2007
PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay is a leading provider of international crude oil and petroleum product transportation services. Since 2004, we have also transported liquefied natural gas (or LNG). Through our acquisition of Petrojarl ASA (or Petrojarl) during 2006, we have expanded into the offshore oil production and processing sector. As at March 31, 2007, our fleet (excluding vessels managed for third parties) consisted of 160 vessels, including 47 vessels chartered-in and 24 newbuildings on order. Our conventional oil tankers provide a total cargo-carrying capacity of approximately 15.0 million deadweight tonnes (or mdwt), our LNG carriers (including newbuildings) have total cargo-carrying capacity of approximately 2.2 million cubic meters, and our floating production, storage and offloading (or FPSO) units have total production capacity of approximately 0.3 million barrels per day.

Our revenues are derived from:

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate;
•
Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates;

•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time; and
•	FPSO service contracts, where we produce, process, store and offload cargo for a customer for a fixed rate per barrel or a fixed daily rate or a combination thereof.

The table below illustrates the primary distinctions among these types of charters and contracts:
	Voyage Charter(1)	Time Charter	Bareboat Charter	Contract of Affreightment	FPSO Service Contracts
Typical contract length	Single voyage	One year or more	One year or more	One year or more	More than one year
Hire rate basis(2)	Varies	Daily	Daily	Typically daily	Varies
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay	Customer pays
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay	We pay
Off-hire(4)	Customer does not pay	Varies	Customer typically pays	Customer typically does not pay	Varies

_____________________________________________________________________________

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service.

Segments

Our fleet is divided into four main segments, the offshore segment, the fixed-rate tanker segment, the liquefied gas segment and the spot tanker segment.

Offshore Segment

Our offshore segment includes our shuttle tanker operations, FPSO units, and floating storage and offtake (or FSO) units. We use these vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

In February 2006, we were awarded 13-year, fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A. (or Petrobras). In connection with these contracts, we have exercised the purchase option on a 2000-built Aframax tanker that previously traded as part of our spot tanker segment and have acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers during the first half of 2007. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies. The third vessel commenced operation under these contracts in July 2006.

In September 2006, we were awarded a two-year contract by Petrobras, to supply an FPSO for the Siri project in Brazil. Petrobras has options to extend the contract up to an additional year, commencing in 2008. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

In January 2007, we ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total cost of approximately $240 million. We anticipate that these vessels will service either new long-term, fixed-rate contracts we may be awarded prior to delivery or our contracts of affreightment in the North Sea.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time charters. As at March 31, 2007, we had on order for our fixed-rate tanker segment two Aframax newbuilding conventional crude oil tankers scheduled to be delivered in January and April 2008, respectively. Upon their deliveries, the vessels will commence 10-year time charters to a 50%-owned joint venture that provides lightering services primarily in the Gulf of Mexico.

Liquefied Gas Segment

Our liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time charter contracts. Our liquefied gas segment includes seven LNG carriers and one LPG carrier, excluding newbuilding carriers .

As of March 31, 2007, we have six newbuilding LNG carriers on order. Two of these carriers, in which we have a 70% interest, will commence service under 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc, upon vessel deliveries, which are scheduled for late 2008 and early 2009. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk. We will have operational responsibility for the vessels in this project. Pursuant to existing agreements, on November 1, 2006, Teekay’s subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) (NYSE: TGP) agreed to acquire our ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

The remaining four LNG newbuilding carriers, in which we have a 40% interest, will commence service under 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation, upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project is held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project, although Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

In December 2006, our subsidiary, Teekay LNG, agreed to acquire three LPG newbuilding carriers from I.M. Skaugen ASA (or Skaugen) for approximately $29.2 million per vessel. Skaugen engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil. The vessels are currently under construction and are scheduled to deliver between early 2008 and mid-2009. Teekay LNG will acquire the vessels upon their deliveries and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, or combinations thereof. Upon delivery, these vessels will be chartered to Skaugen for a period of 15 years.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at March 31, 2007, we had one large product tanker scheduled to be delivered in May 2007 and ten Suezmax tankers scheduled to be delivered between June 2008 and August 2009.

Pending Acquisition of OMI Corporation

On April 17, 2007, Teekay, A/S Dampskibsselskabet TORM (or TORM) and OMI Corporation (or OMI) announced that Teekay and TORM had entered into a definitive agreement to acquire the outstanding shares of OMI. Please read Item 1 - Financial Statements: Note 17(a) - Subsequent Events.

Acquisition of Petrojarl ASA

During 2006, we acquired 65% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. On December 1, 2006, we renamed the company Teekay Petrojarl ASA. We financed the $536.8 million cash purchase price for our ownership in Petrojarl through a combination of bank financing and cash balances. Please read Item 1 - Financial Statements: Note 3 - Acquisition of Petrojarl ASA.

Anticipated Public Offering by Teekay Tankers

On April 17, 2007, we announced our intention to create a new publicly-listed entity for our conventional tanker business (or Teekay Tankers). It is anticipated that Teekay Tankers will initially own a portion of our conventional tanker fleet. We also expect that Teekay Tankers will grow through the acquisition of conventional tanker assets from third parties and from us, which may include the vessels to be acquired by us from our planned acquisition of 50 percent of OMI Corporation.

We expect to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007.

Public Offering by Teekay Offshore Partners L.P.

During December 2006, our subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore) (NYSE: TOO) sold, as part of its initial public offering 8.1 million of its common units, which represent limited partner interests, at $21.00 per unit for proceeds of $155.3 million, net of $13.8 million of commissions and other expenses associated with the offering.

Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four FSO units, and nine conventional Aframax tankers. We directly own 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, we effectively own 89.5% of OPCO. Please read Item 1 - Financial Statements: Note 4 - Public Offering of Teekay Offshore Partners L.P.

Public Offering by Teekay LNG Partners L.P.

During May 2007, our subsidiary, Teekay LNG sold, as part of a follow-on public offering, 2.3 million of its common units, which represent limited partner interests, at $38.13 per unit for proceeds of $84.2 million, net of $3.6 million of commissions and other expenses associated with the offering. Teekay contributed $1.8 million to Teekay LNG to maintain its 2% general partner interest.

Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 345,000 units to cover over-allotments, if any.

After the closing of the offering, we owned a 63.7% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest. This ownership interest will be reduced to approximately 63.1% if the underwriters exercise their over-allotment option in full.

Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal periods beginning after December 15, 2006.

We adopted FIN 48 as of January 1, 2007. As a result of this implementation, we recognized a $1.2 million increase to our current tax liabilities and a $1.2 million decrease to our retained earnings.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, time charters, contracts of affreightment and FPSO service contracts. Revenues are affected by hire rates and the number of calendar-ship-days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between time charters, voyage charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as revenue in income. The ineffective portion of a change in fair value is immediately recognized into income through revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and FPSO service contracts and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

▪	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

▪	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

▪
charges related to the amortization of the fair value of the time charters, contracts of affreightment, customer relationships and intellectual property where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under the terms of the capital leases for four of our LNG carriers, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

Results of Operations

In accordance with GAAP, we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. Please read Item 1 - Financial Statements: Note 2 - Segment Reporting.

The following tables compare our operating results by reportable segment for the three months ended March 31, 2007 and 2006, and compare our net revenues (which is a non-GAAP financial measure) by reportable segment for three months ended March 31, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31, 2007
	Offshore Segment ($000’s)	Fixed-Rate Tanker Segment ($000’s)	Liquefied Gas Segment ($000’s)	Spot Tanker Segment ($000’s)	Total ($000’s)

Revenues	248,875	44,589	37,477	252,075	583,016
Voyage expenses	28,726	560	5	94,269	123,560
Net revenues	220,149	44,029	37,472	157,806	459,456
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation and amortization	45,722	8,468	10,794	14,279	79,263
General and administrative (1)	25,506	4,476	5,199	23,616	58,797
Income from vessel operations	44,890	15,558	15,021	49,985	125,454

	Three Months Ended March 31, 2006
	Offshore Segment ($000’s)	Fixed-Rate Tanker Segment ($000’s)	Liquefied Gas Segment ($000’s)	Spot Tanker Segment ($000’s)	Total ($000’s)

Revenues	149,973	44,438	24,958	306,627	525,996
Voyage expenses	22,703	425	4	110,479	133,611
Net revenues	127,270	44,013	24,954	196,148	392,385
Vessel operating expenses	23,399	10,944	4,233	14,648	53,244
Time charter hire expense	45,769	4,152	-	54,503	104,424
Depreciation and amortization	21,184	8,149	7,956	13,195	50,484
General and administrative(1)	10,431	3,854	3,635	22,340	40,260
Gain on sale of vessels	(105)	-	-	(502)	(607)
Restructuring charge	-	-	-	1,887	1,887
Income from vessel operations	26,592	16,914	9,130	90,077	142,713
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Offshore Segment

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:
	Three Months Ended March 31,
	2007 (Calendar Days)	2006 (Calendar Days)	Percentage Change (%)

Owned Vessels	3,060	2,250	36.0
Chartered-in Vessels	1,163	1,350	(13.8)
Total	4,223	3,600	17.3

The 17.3% increase in the average fleet size of our offshore segment was primarily the result of:

•	the acquisition of Petrojarl, which operates four FPSO units and one shuttle tanker; and

•
the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these joint ventures (the Consolidation of Joint Ventures);

partially offset by

•	a decline in the number of chartered-in shuttle tankers; and

•	the sale of one 1981-built shuttle tanker in July 2006 (the 2006 Shuttle Tanker Disposition).

Net Revenues. Net revenues increased 73.0% to $220.1 million for the three months ended March 31, 2007, from $127.3 million for the same period in 2006, primarily due to:

•	a net increase of $89.4 million relating to the Petrojarl acquisition after giving effect to amortization of revenue of $23.5 million, as described below;

•	an increase of $11.7 million due to the Consolidation of Joint Ventures; and

•	an increase of $2.2 million from time-charter contract renewals during 2006 at higher daily rates;

partially offset by

•	a decrease of $2.7 million from a decline in the number of chartered-in shuttle tankers;

•	a decrease of $2.2 million due to the Nordic Trym being idle for a period of time after leaving drydock in early 2007;

•	a decrease of $2.1 million due to the drydocking of the FSO Unit, the Dampier Spirit, during the first quarter of 2007;

•
a decrease of $1.4 million in revenues earned by our shuttle tankers servicing contracts of affreightment due to a decline in oil production at mature oil fields in the North Sea, net of revenue from the redeployment of excess capacity to a bareboat charter; and

•	a decrease of $1.1 million relating to the 2006 Shuttle Tanker Disposition.

As part of the acquisition of Petrojarl, we assumed certain FPSO service contracts which have terms that are less favourable than terms that could have been realized in a market transaction at that time. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts, on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three months ended March 31, 2007 was $23.5 million. Please read Item 1 - Financial Statements: Note 5 - Goodwill, Intangible Assets and In-Process Revenue Contracts.

Vessel Operating Expenses. Vessel operating expenses increased 168.0% to $62.7 million for the three months ended March 31, 2007, from $23.4 million for the same period in 2006, primarily due to:

•	an increase of $35.9 million from the Petrojarl acquisition;

•	an increase of $3.9 million from the Consolidation of Joint Ventures; and

•	an increase of $1.3 million from an increase in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;

partially offset by

•	a decrease of $1.1 million from a reduction in repair and maintenance expenses.

Time-Charter Hire Expense. Time-charter hire expense decreased 9.7% to $41.3 million for the three months ended March 31, 2007, from $45.8 million for the same period in 2006, primarily due to a net decrease in the number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense increased 115.8% to $45.7 million for the three months ended March 31, 2007, from $21.2 million for the same period in 2006, primarily due to:

•	an increase of $22.1 from the Petrojarl acquisition; and

•	an increase of $3.7 million from the Consolidation of Joint Ventures;

partially offset by

•	a decrease of $0.8 million relating to the 2006 Shuttle Tanker Disposition.

Depreciation and amortization expense included amortization of drydocking costs of $2.3 million for the three months ended March 31, 2007, compared to $1.4 million for the same period in 2006, and includes amortization of intangible assets of $3.9 million for the three months ended March 31, 2007, compared to $3.0 million for the same period in 2006.

Fixed-Rate Tanker Segment

The following table provides a summary of the change in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended March 31,
	2007 (Calendar Days)	2006 (Calendar Days)	Percentage Change (%)

Owned Vessels	1,350	1,350	-
Chartered-in Vessels	179	180	-
Total	1,529	1,530	-

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) remained substantially unchanged in the three months ended March 31, 2007 compared to the same period in 2006.

Net Revenues. Net revenues remained unchanged at $44.0 million for the three months ended March 31, 2007 and the same period in 2006. We incurred:

•
a relative decrease of $1.3 million for the three months ended March 31, 2007, relating to revenues earned by two vessels that are employed on time charter contracts that contain a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts;

partially offset by

•
an increase of $0.6 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

•	a relative increase of $0.4 million for the three months ended March 31, 2007 relating to 15.8 days of off-hire for a scheduled drydocking for one of our Suezmax tankers during February 2006.

Vessel Operating Expenses. Vessel operating expenses increased 6.8% to $11.7 million for the three months ended March 31, 2007, from $10.9 million for the same period in 2006, primarily due to an increase of $0.5 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year. A majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew.

Time-Charter Hire Expense. Time-charter hire expense decreased 7.6% to $3.8 million for the three months ended March 31, 2007, compared to $4.1 million or the same period in 2006, primarily due to a reduction in the per day time-charter hire expense to $21,436 for the three months ended March 31, 2007, from $23,067 for the same period last year.

Depreciation and Amortization. Depreciation and amortization expense increased 3.9% to $8.5 million for the three months March 31, 2007, from $8.2 million for the same period in 2006, primarily due to an increase in amortization of drydock expenditures as result of a revision in the estimated timing of the next drydock for one of our vessels.

Depreciation and amortization expense included amortization of drydocking costs of $0.9 million for the three months ended March 31, 2007, compared to $0.6 million for the same period in 2006, and included amortization of contracts of $0.1 million in each of the three months ended March 31, 2007 and 2006.

Liquefied Gas Segment

The following table provides a summary of the changes in calendar-ship-days for our liquefied gas segment:

	Three Months Ended March 31,
	2007 (Calendar Days)	2006 (Calendar Days)	Percentage Change (%)

Owned Vessels	662	450	47.1

The increase in the average fleet size of our liquefied gas segment was primarily due to the delivery of three new LNG carriers between October 2006 and February 2007 (collectively, the RasGas II vessels).

On March 29, 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. We expect the vessel will be off-hire for approximately 60 days during the second quarter of 2007. We expect a reduction to income from vessel operations of approximately $5.0 million in the second quarter of 2007 due to loss of hire and certain of the repair costs which are not covered by insurance. However, this off-hire will have only a limited financial impact to Teekay LNG, since Teekay provides Teekay LNG with off-hire insurance coverage. As a result, the net exposure to Teekay LNG is only expected to be seven days of off-hire (of which three days was incurred in the first quarter and four days will be incurred in the second quarter) and a $500,000 deductible under insurance for repairs.

Net Revenues. Net revenues increased 50.2% to $37.5 million for the three months ended March 31, 2007, from $25.0 million for the same period in 2006, primarily due to:

•	an increase of $11.0 million during the three months ended March 31, 2007, from the delivery of the RasGas II vessels; and

•
an increase of $1.7 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

•	a relative decrease of $0.2 million for the three months ended March 31, 2007, relating to 2.8 days of off-hire for one of our LNG carriers, the Madrid Spirit.

Vessel Operating Expenses. Vessel operating expenses increased 52.6% to $6.5 million for the three months ended March 31, 2007, from $4.2 million for the same period in 2006, primarily due to:

•	an increase of $1.8 million during the three months ended March 31, 2007 from the delivery of the RasGas II vessels;

•
an increase of $0.4 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	an increase of $0.2 million relating to higher insurance, spares, consumables and maintenance costs during the three months ended March 31, 2007;

Depreciation and Amortization. Depreciation and amortization increased 35.6% to $10.8 million for the three months ended March 31, 2007, from $8.0 million for the same period in 2006, primarily due to:

•	an increase of $2.6 million during the three months ended March 31, 2007 from the delivery of the RasGas II vessels; and

•	an increase of $0.2 million relating to the amortization of drydock expenditures incurred during the second half of 2006.

Depreciation and amortization expense in the liquefied gas segment for the three months ended March 31, 2007 and the same period in 2006 included $2.2 million of amortization of time-charter contracts acquired as part of our acquisition of Teekay Shipping Spain S.L. (formerly Naviera F. Tapias S.A.) in April 2004.

Spot Tanker Segment

During the first quarter of 2007, crude tanker freight rates continued to remain firm from the fourth quarter of 2006 as a result of higher volumes of tonne-mile intensive Atlantic-to-Asia cargo movements and weather-related port delays. Freight rates in the product tanker market rose significantly in the Atlantic basin as U.S. product inventory draw-downs led to an increase in imports from longer-haul sources.

Early in the second quarter of 2007, tanker rates continue to remain above historical averages. Tanker freight rates are expected to remain firm through the second half of 2007 as the recent draw-downs in OECD oil inventories are anticipated to result in an increase in OPEC oil production in the second half of 2007. In addition, in its May 2007 report, the International Energy Agency (IEA) reiterated its forecast for strong oil demand growth of 1.8 % in 2007, compared to 0.8 % in 2006, with the majority of growth expected to occur during the second half of the year.

During the first quarter of 2007, new tanker deliveries were largely offset by higher than expected deletions that were scrapped or converted for use in offshore and other projects. On a net basis, the world tanker fleet grew by only one percent during the first quarter.

TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our exposure to the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 20.6 % to $30,834 for the three months ended March 31, 2007, from $38,243 for the same period in 2006.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for the three months ended March 31, 2007 and 2006 and includes the effect of forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot market rates:

	Three Months Ended March 31, 2007			Three Months Ended March 31, 2006
Vessel Type	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

Suezmax Tankers	16,707	424	39,403	19,493	360	54,147
Aframax Tankers	98,829	2,678	36,904	129,675	2,925	44,333
Large/Medium Product Tankers	28,131	1,120	25,117	31,597	948	33,330
Small Product Tankers	14,139	896	15,780	15,383	896	17,169
Totals	157,806	5,118	30,834	196,148	5,129	38,243

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels in our spot tanker segment:

	Three Months Ended March 31,
	2007 (Calendar Days)	2006 (Calendar Days)	Percentage Change (%)

Owned Vessels	2,568	2,340	9.7
Chartered-in Vessels	2,609	2,801	(6.9)
Total	5,177	5,141	0.7

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased slightly for the three months ended March 31, 2007, compared to the same period last year, primarily due to:

•	the delivery of three new large product tankers between November 2006 and February 2007 (collectively, the Spot Tanker Deliveries);

substantially offset by

•	the net decrease of the number of chartered-in vessels, primarily Aframax tankers.

Net Revenues. Net revenues for the spot tanker segment decreased 19.5% to $157.8 million for the three months ended March 31, 2007, from $196.1 million for the same period in 2006, primarily due to:

•	a decrease of $33.6 million from the 20.6% decrease in our average TCE rate;

•	a decrease of $8.6 million from the net decrease in the number of chartered-in vessels; and

•	a decrease of $1.9 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance;

partially offset by

•	an increase of $5.7 million relating to the Spot Tanker Deliveries.

Vessel Operating Expenses. Vessel operating expenses increased 13.2% to $16.6 million for the three months ended March 31, 2007, from $14.6 million for the same period in 2006, primarily due to:

•	an increase of $1.3 million relating to the Spot Tanker Deliveries; and

•	an increase of $0.4 million due to an increase in repair and maintenance costs.

Time-Charter Hire Expense. Time-charter hire expense decreased 2.1% to $53.3 million for the three months ended March 31, 2007, from $54.5 million for the same period in 2006, primarily due to the net decrease of the number of chartered-in vessels.

Depreciation and Amortization. Depreciation and amortization expense increased 8.3% to $14.3 million for the three months ended March 31, 2007, from $13.2 million for the same period in 2006, primarily due the Spot Tanker Deliveries.

Drydock amortization was $1.7 million for the three months ended March 31, 2007, compared to $1.6 million for the same period in 2006.

Restructuring Charges. We incurred restructuring charges of $1.9 million for the three months ended March 31, 2006 relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. We did not incur any restructuring charges in the three months ended March 31, 2007.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 46.0% to $58.8 million for the three months ended March 31, 2007, from $40.3 million for the same period in 2006, primarily due to:

•	an increase of $11.4 million relating to our acquisition of Petrojarl in October 2006;

•
an increase of $3.3 million due to an increase in performance-based bonuses and a relative increase in expenses relating to the grant of 0.6 million restricted stock units to employees in March 2005 (please read Item 1 - Financial Statements: Note 9 - Capital Stock);

•	an increase of $1.8 million in travel and consulting expenditures;

•	an increase of $0.7 million from additional rent costs resulting from the relocation of operational functions from Vancouver, Canada;

•	an increase of $0.7 million in hiring and employee relocation expenses; and

•	an increase of $0.5 million due to the costs associated with Teekay Offshore becoming a public entity in December 2006;

partially offset by

•
a decrease of $2.5 million relating to the costs associated with our long-term incentive program for management (please read Item 1 - Financial Statements: Note 10(d) - Commitments and Contingencies - Long-Term Incentive Program); and

•	a relative decrease of $1.5 million in severance costs recorded in the three months ended March 31, 2006.

Interest Expense. Interest expense increased 64.3% to $60.4 million for the three months ended March 31, 2007, from $36.8 million for the same period in 2006, primarily due to:

•	an increase of $15.2 million resulting from interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;

•	an increase of $8.7 million relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II vessels; and

•
an increase of $1.7 million relating to debt used by the RasGas 3 joint venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to the joint venture);

partially offset by

•	a decrease of $1.1 million from the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006; and

•	a decrease of $1.1 million from scheduled capital lease repayments on two of our LNG carriers.

Interest Income. Interest income increased 33.6% to $16.2 million for the three months ended March 31, 2007, from $12.1 million for the same period in 2006, primarily due to:

•	an increase of $3.4 million, relating to additional restricted cash deposits that will be used to pay for lease payments on the three RasGas II vessels;

•	an increase of $1.7 million relating to interest-bearing advances made by us to the RasGas 3 joint venture for shipyard construction installment payments; and

•	an increase of $1.2 million from the interest we earned on cash we assumed from the Petrojarl acquisition;

partially offset by

•	a decrease of $1.7 million resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits.

Foreign Exchange Losses. Foreign exchange losses were $5.9 million for the three months ended March 31, 2007, compared to foreign exchange losses of $11.5 million for the same period in 2006. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Minority Interest Expense. Minority interest expense was $5.6 million for the three months ended March 31, 2007, compared to $1.3 million for the same period in 2006. This increase was primarily due to the initial public offering of Teekay Offshore in December 2006 and the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the operating agreements, which granted us control of these joint ventures.

Other Income (Loss). Other income for the three months ended March 31, 2007 was $6.7 million, and was comprised of income tax recoveries of $4.1 million, leasing income of $2.8 million from our volatile organic compound emissions equipment, and a $1.8 million gain on sale of marketable securities, partially offset by equity loss from joint ventures of $1.6 million and miscellaneous expenses of $0.4 million.

Other loss for the three months ended March 31, 2006 was $3.6 million, which was primarily comprised of income tax expense of $3.8 million, loss on expiry of options to construct LNG carriers of $3.1 million, and a $0.4 million loss on bond redemption, partially offset by leasing income $2.7 million from our volatile organic compound emissions equipment and equity income from joint ventures of $1.1 million.

Net Income. As a result of the foregoing factors, net income was $76.4 million for the three months ended March 31, 2007, compared to $101.7 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

As at March 31, 2007, our total cash and cash equivalents was $370.7 million, compared to $343.9 million as at December 31, 2006. Our total liquidity, including cash, undrawn long-term borrowings and undrawn short-term borrowings, was $2,013.9 million as at March 31, 2007, down slightly from $2,159.6 million as at December 31, 2006. The decrease in liquidity was mainly the result of expenditures for vessels and equipment, purchases of marketable securities and payment of dividends, partially offset by cash generated by our operating activities during the three months ended March 31, 2007. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months Ended
	March 31, 2007 ($000’s)	March 31, 2006 ($000’s)
Net operating cash flows	86,947	109,649
Net financing cash flows	263,515	(318,426)
Net investing cash flows	(323,662)	228,796

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in operating cash flows generated by our spot tanker segment, which was primarily the result of a decrease in the average TCE rate earned in the three months ended March 31, 2007, compared to the same period in 2006. Also contributing to the decrease in net operating cash flow was an increase in expenditures for drydockings.

Financing Cash Flows

During the three months ended March 31, 2007, our proceeds from long-term debt, net of scheduled repayments and prepayments, were $363.8 million. We used a majority of these funds to finance our expenditures for vessels and equipment and purchases of marketable securities. As well, $86.6 million of proceeds from long-term debt were used to complete our funding of the restricted cash deposits that will be used to pay for lease payments on the three RasGas II vessels. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt.

As at March 31, 2007, our total long-term debt was $3.5 billion, compared to $3.2 billion as at December 31, 2006. As at March 31, 2007, our revolving credit facilities provided for borrowings of up to $3.0 billion, of which $1.4 billion was undrawn. The amount available under these credit facilities reduces by $269.9 million (2007), $226.0 million (2008), $232.9 million (2009), $240.2 million (2010), $425.5 million (2011) and $1,605.3 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 55 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have balloon repayments at maturity and are collateralized by first-priority mortgages granted on 26 of our vessels, together with other related collateral, and are generally guaranteed by Teekay or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at March 31, 2007, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at March 31, 2007, this amount was $187.7 million.

Dividends declared during the three months ended March 31, 2007 were $17.3 million, or $0.2375 per share.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 - Quantitative and Qualitative Disclosures About Market Risk.

Investing Cash Flows

During the three months ended March 31, 2007, we:

•
incurred capital expenditures for vessels and equipment of $187.9 million, primarily for shipyard construction installment payments on our Suezmax tankers, Aframax tankers and shuttle tankers and for costs to convert two of our conventional tankers to shuttle tankers and one conventional tanker to an FPSO unit;

•	purchased 2.3 million shares of OMI Corporation for a total cost of $59.6 million; and

•	loaned $61.6 million to the RasGas 3 joint venture for shipyard construction installment payments.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2007(9):

In millions of U.S. Dollars	Total	Balance of 2007	2008 and 2009	2010 and 2011	Beyond 2011

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	3,116.7	202.7	280.5	910.5	1,723.0
Chartered-in vessels (operating leases)	1,027.1	291.7	401.4	188.6	145.4
Commitments under capital leases (2)	244.0	138.8	17.1	88.1	-
Commitments under capital leases (3)	1,114.1	17.0	48.0	48.0	1,001.1
Newbuilding installments (4)	1,218.8	257.1	778.1	183.6
Vessel purchases and conversion (5)	111.8	111.8	-	-	-
Asset retirement obligation	38.7	-	-	-	38.7
Commitment for volatile organic compound emissions equipment	9.2	9.2	-	-	-
Total U.S. Dollar-denominated obligations	6,880.4	1,028.3	1,525.1	1,418.8	2,908.2

Euro-Denominated Obligations: (6)
Long-term debt (7)	413.8	7.4	21.8	224.2	160.4
Commitments under capital leases (2) (8)	220.4	31.1	66.8	122.5	-
Total Euro-denominated obligations	634.2	38.5	88.6	346.7	160.4

Total	7,514.6	1,066.8	1,613.7	1,765.5	3,068.6

(1)
Excludes expected interest payments of $140.5 million (balance of 2007), $343.1 million (2008 and 2009), $282.8 million (2010 and 2011) and $347.4 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.15% at March 31, 2007 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $752.1 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
Represents remaining construction costs, including the joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for two shuttle tankers, two Aframax tankers, one product tanker, ten Suezmax tankers, three LPG carriers and two LNG carriers. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies - Vessels Under Construction.

(5)
Represents remaining conversion costs, excluding capitalized interest and miscellaneous conversion costs, for one Suezmax tanker, one Aframax tanker and one FPSO unit. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies - Vessel Purchases and Conversion.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2007.

(7)
Excludes expected interest payments of $15.7 million (balance of 2007), $40.0 million (2008 and 2009), $32.6 million (2010 and 2011) and $64.0 million (beyond 2011). Expected interest payments are based on EURIBOR plus margins that ranged up to 1.30% at March 31, 2007, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $752.1 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

(9)	Excludes contractual obligations arising from the pending acquisition of OMI Corporation. Please read Item 1 - Financial Statements: Note 17 - Subsequent Events.

In addition, we have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at March 31, 2007 the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $449.8 million, of which our share is $179.9 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which is scheduled for the second quarter of 2008. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies - Joint Ventures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2006, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

Description. We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. We do not recognize revenues during days that a vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, and product tankers, 25 to 30 years for FPSO units and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, and product tankers has become the prevailing standard. In addition, the use of a 25 to 30 year vessel life for FPSO units and a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for the intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey expenses for our FPSO units.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, we might make preliminary estimates the value of certain assets acquired in a business combination which may be modified during the following 12 months. Furthermore, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2006, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

In the fourth quarter of 2006, we acquired Petrojarl ASA and have made certain estimates of fair value of the assets and liabilities acquired. Certain of these estimates of fair value are preliminary and are subject to further adjustment. If we make adjustments to these estimates we may be subject to an increase or decrease in the amortization of our vessels and equipment, intangible assets and in-process revenue contracts, for periods subsequent to the acquisition.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2007 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates, OPEC and non-OPEC oil production;

•	expected demand in the offshore oil production sector and the demand for vessels;

•	costs of off-hire and repairs from damage to the Madrid Spirit;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contracts;

•	future cash flow from vessel operations;

•	the expected lifespan of our vessels;

•	gains on sales of vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the growth of global oil demand;

•	our intention to create a new publicly-listed entity for our conventional tanker business; and

•	our pending acquisition of 50% of OMI Corporation.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; our potential inability to acquire OMI Corporation; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2007
PART I - FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot market rate risks. With the exception of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 1 - Financial Statements: Note 14 - Derivative Instruments and Hedging Activities.

The table below provides information about our financial instruments at March 31, 2007, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2007	2008	2009	2010	2011	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	172.6	78.4	114.4	151.4	398.9	1,409.3	2,325.0	(2,325.0)	6.1%
Variable Rate (Euro) (3) (4)	7.4	10.5	11.3	12.1	212.1	160.4	413.8	(413.8)	5.1%

Fixed-Rate Debt ($U.S.)	30.1	41.4	46.3	50.1	309.1	314.7	791.7	(789.5)	6.3%
Average Interest Rate	5.9%	5.6%	5.8%	5.8%	6.7%	5.8%	6.0%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	128.5	3.7	3.8	84.0			220.0	(220.0)	7.4%
Average Interest Rate (8)	8.9%	5.4%	5.4%	5.5%			7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9) (10)	308.5	80.8	624.1	205.1	56.1	2,358.6	3,633.2	5.5	5.1%
Average Fixed Pay Rate (2)	5.4%	5.1%	4.7%	5.1%	5.2%	5.1%	5.1%
Contract Amount (Euro) (4) (9)	7.4	10.5	11.3	12.1	212.1	160.4	413.8	18.2	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%
_________

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2007 ranged from 0.30% to 1.30%. (See Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.)

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2007.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 137.0 million Euros ($183.1 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2007, this amount was 140.8 million Euros ($188.0 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG carriers (see Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at March 31, 2007 totaled $564.1 million, and the lease obligations, which as at March 31, 2007 totaled $468.5 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG carrier capital lease obligations and restricted cash deposits were $491.3 million and $468.3 million, $23.2 million and ($30.1) million, and 4.9% and 4.8%, respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. (See Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.)

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $443.0 million, $151.0 million, $333.5 million and $200.0 million that have inception dates of 2007, 2008, 2009, and 2010, respectively.

Commodity Price Risk

From time to time we use bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract's change in fair value is immediately recognized in income. As at March 31, 2007, we were committed to contracts totaling 34,107 metric tonnes with a weighted-average price of $303.03 per tonne. The fuel swap contracts expire between April and December 2007.

Spot Market Rate Risk

We use forward freight agreements as a hedge to protect against changes in spot market rates earned by some of our vessels in our spot market segment. In addition, we may enter into forward freight agreements for trading or speculative purposes. As at March 31, 2007, we were committed to forward freight agreements totaling 0.9 million metric tonnes with a notional principal amount of $13.7 million, which expire between April 2007 and December 2008.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2007
PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

None

Item 1A - Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 - Changes in Securities and Use of Proceeds

None

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

None

Item 5 - Other Information

None

Item 6 - Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           TEEKAY SHIPPING CORPORATION

Date: May 29, 2007                                  By: /s/ Vincent Lok
                            Vincent Lok
                            Senior Vice President and Chief Financial Officer
                            (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (or Teekay), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan, of our report dated May 25, 2007, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2007.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, May 29, 2007	/s/ Ernst & Young LLP Chartered Accountants